Exhibit 20.2

October 31, 2002

To the shareholders of Dakota Growers Pasta Company, Inc.

It has been four short months since the conversion to a corporation was made effective.  During this time we have been kept extremely busy with the business of selling pasta.  As you may be aware, the 2002 durum crop in both the U.S. and Canada once again has created procurement challenges.

On October 28, 2002, we filed our Form 10-K covering our fiscal year ended July 31, 2002 with the Securities and Exchange Commission.  As with all of our filings, this is available to all the public through the SEC’s EDGAR system at www.SEC.gov.  The results reflected a continuation of the positive trend throughout the year, as well as changes resulting from the conversion.  For the year, we earned $9.2 million on a pre-tax basis, compared with the $2.1 million pre-tax loss incurred in fiscal 2001 and the $6.3 million pre-tax income for fiscal 2000.  Earnings Before Income Taxes, Depreciation and Amortization (EBITDA), a measure of cash flow used by many investors for determining a company’s value, was $21.9 million, up from $10.9 million and $18.7 million in 2001 and 2000, respectively.  2002’s after-tax earnings of $1.8 million include the recording of a one-time non-cash deferred income tax expense of $6.1 million to record book/tax timing differences, primarily from use of accelerated depreciation while a cooperative.

The conversion to a corporation has brought about certain changes in how we communicate with our shareholders.  As more stock is transferred into brokerage accounts, we will not always have direct access with every shareholder.  Fair disclosure rules, which we followed while a cooperative, also dictate that all shareholders and potential shareholders have access to the same information at the same time.  This precludes employees or directors of the company from discussing any company business with selected shareholders that has not already been disclosed to the general public.  In the future, information about Dakota Growers will be available via the SEC’s EDGAR system, other web sites that allow EDGAR access, through press releases and on our Web site www.dakotagrowers.com.

In order to focus on core competencies, we have outsourced the shareowner record keeping services to Wells Fargo Bank Minnesota, N.A.’s Shareowner Services division.  If you have questions regarding your ownership, or transfer questions, you can contact them directly at the address below.  Questions may also be directed to your broker.

Wells Fargo Shareowner ServicesSM

PO Box 64874

St. Paul MN  55164-0874

1-800-468-9716

www.wellsfargo.com/com/shareholder_services

The conversion also has brought about changes in how we will vote on corporate matters.  In December you will receive a proxy voting package, which provides certain company information as required by law, as well as details on any issues coming before the shareholders for vote.  You may vote by mailing in your proxy ballot or by turning in your vote at the annual meeting of shareholders.  Once you have mailed your proxy ballot, you may change your vote up to the voting deadline.  Wells Fargo Shareowner ServicesSM  can provide you more information on this process.  All shareholders will be voting for directors at-large, without district limitations.  Other matters may also be on the proxy ballot.

We are reviewing all of our policies and procedures to make sure they are in full compliance with the Sarbanes-Oxley Act.  The new law is intended to protect the individual shareholder, but will have little effect on how we conduct our business.

As we assess our position in the food industry and capital requirements, we are looking at potential partners with the resources necessary to effectively execute our strategies.  Although we do not have any definitive agreements at this time, these potential partners may also provide some degree of liquidity for our shareholders.  We are also exploring other avenues to provide improved liquidity.

While the public exchanges may offer this potential, concerns over our current size and the public-market focus on short-term earnings and predictable quarterly results have led us to focus our efforts on a quasi-public solution.  At this time, it appears we may have an internet-based private trading system in place by January 1, 2003.  As we pursue this trading solution, our goals are to create visibility to the entire universe of potential shareholders, while offering cost-effective and timely transactions that protect the privacy of both the buyer and seller.  We feel we have identified a process that will meet these requirements.  Official notifications via the communication channels outlined above will be made when information is available.

We do need to caution you that, as we have stated before, we cannot guarantee a liquid market for your shares, no market may ever develop, and no buyer may be available for your shares.  That said, we continue to work diligently both to make Dakota Growers a long-term, viable, profitable company and to provide liquidity for you.

Sincerely,

Tim Dodd, CEO and President